February 24, 2020

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mr. Joel Parker and Ms. Stacie Gorman

Office of Real Estate and Commodities

Re:	CaliberCos Inc. Amendment No. 7 to Offering Statement on Form 1-A

Filed February 7, 2020
File No. 024-11016

Dear Mr. Parker and Ms. Gorman:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, CaliberCos Inc. hereby requests acceleration of the qualification date of the above-referenced Offering Statement on Form 1-A to 5:00 p.m., Eastern Time, on February 28, 2020, or as soon thereafter as is practicable.

If you have any questions regarding the matters discussed above, please do not hesitate to contact our counsel Thomas J. Poletti, Esq., of Manatt, Phelps & Phillips, LLP at (714) 371-2501.

Sincerely,

CaliberCos Inc.

By:	/s/ Jade Leung
Jade Leung
Chief Financial Officer

cc:	Chris Loeffler, CEO

Thomas Poletti, Manatt, Phelps & Phillips, LLP